November 8, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington DC. 20549

Attn: Mr. John Stickel

RE: NSTS Bancorp, Inc.

Registration Statement on Form S-1 (Commission File No. 333-259483)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we here join NSTS Bancorp, Inc. in requesting the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective at 4:00 pm Eastern Time, on November 10, 2021 or as soon thereafter as practicable.

Very truly yours,

Patricia A. McJoynt

Managing Director